

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Jonathan S. Halkyard
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-10362**

Dear Jonathan S. Halkyard:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction